1695 South River Road Des Plaines, IL 60018 USA schawk.com	T 847 827 9494 F 847 827 1264

August 7, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Lyn Shenk, Branch Chief

Re:	Schawk, Inc.
File No. 001-09335
Form 10-K for the Fiscal Year Ended December 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2012

Dear Mr. Shenk:

This letter is to confirm the Staff’s accommodation to extend until August 31, 2012 the deadline by which Schawk, Inc. will respond to the Staff’s August 3, 2012 comment letter with respect to the above-referenced filings.

Thank you for your consideration.

Sincerely,

/s/John B. Toher

John B. Toher
Vice President and
Corporate Controller

cc:	Christopher G. Barrett
Vedder Price P.C.